SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 5)

Giant Interactive Group Inc.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

374511103**

(CUSIP Number)

Mark Beckett

Baring Private Equity Asia V Holding (12) Limited

1 Raffles Place

#29-02 One Raffles Place

Singapore 048616

(65) 6593-3710

with copies to:

Patrick Cordes

Baring Private Equity Asia Limited

3801 Two International Finance Centre

8 Finance Street

Central, Hong Kong

(Facsimile) (852) 2843-9372

Akiko Mikumo

Weil, Gotshal & Manges LLP

29/F, Alexandra House

18 Chater Road, Central

Hong Kong

(852) 3476-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 27, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	CUSIP number of the American Depositary Shares, each representing one Ordinary Share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 374511103

1	Name of reporting person Baring Private Equity Asia V Holding (12) Limited
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check box if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 11,800,000[1]
	8	Shared voting power 0
	9	Sole dispositive power 11,800,000[1]
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 11,800,000 (see Item 5)
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.9%[2]
14	Type of reporting person (see instructions) CO

[1]	All such shares are directly owned by Baring Private Equity Asia V Holding (12) Limited.
[2]	Based on 240,750,422 Ordinary Shares (as defined in Item 1) outstanding as of June 16, 2014.

SCHEDULE 13D

CUSIP No. 374511103

1	Name of reporting person The Baring Asia Private Equity Fund V, L.P.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 11,800,000
	9	Sole dispositive power 0
	10	Shared dispositive power 11,800,000
11	Aggregate amount beneficially owned by each reporting person 11,800,000 (see Item 5)
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.9%[1]
14	Type of reporting person (see instructions) PN

[1]	Based on 240,750,422 Ordinary Shares (as defined in Item 1) outstanding as of June 16, 2014.

SCHEDULE 13D

CUSIP No. 374511103

1	Name of reporting person The Baring Asia Private Equity Fund V Co-Investment L.P.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 11,800,000
	9	Sole dispositive power 0
	10	Shared dispositive power 11,800,000
11	Aggregate amount beneficially owned by each reporting person 11,800,000 (see Item 5)
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.9%[1]
14	Type of reporting person (see instructions) PN

[1]	Based on 240,750,422 Ordinary Shares (as defined in Item 1) outstanding as of June 16, 2014.

SCHEDULE 13D

CUSIP No. 374511103

1	Name of reporting person Baring Private Equity Asia GP V, L.P.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 11,800,000
	9	Sole dispositive power 0
	10	Shared dispositive power 11,800,000
11	Aggregate amount beneficially owned by each reporting person 11,800,000 (see Item 5)
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.9%[1]
14	Type of reporting person (see instructions) PN

[1]	Based on 240,750,422 Ordinary Shares (as defined in Item 1) outstanding as of June 16, 2014.

SCHEDULE 13D

CUSIP No. 374511103

1	Name of reporting person Baring Private Equity Asia GP V Limited
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 11,800,000
	9	Sole dispositive power 0
	10	Shared dispositive power 11,800,000
11	Aggregate amount beneficially owned by each reporting person 11,800,000 (see Item 5)
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.9%[1]
14	Type of reporting person (see instructions) CO

[1]	Based on 240,750,422 Ordinary Shares (as defined in Item 1) outstanding as of June 16, 2014.

SCHEDULE 13D

CUSIP No. 374511103

1	Name of reporting person Jean Eric Salata
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Chile
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 11,800,000
	9	Sole dispositive power 0
	10	Shared dispositive power 11,800,000
11	Aggregate amount beneficially owned by each reporting person 11,800,000 (see Item 5)
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.9%[1]
14	Type of reporting person (see instructions) IN

[1]	Based on 240,750,422 Ordinary Shares (as defined in Item 1) outstanding as of June 16, 2014.

This Amendment No. 5 (this “Amendment”) is filed to amend and supplement the Schedule 13D filed by the Reporting Persons named therein with the Securities and Exchange Commission on December 3, 2013 (the “Original Schedule”), which Original Schedule was subsequently amended (the Original Schedule as amended by Amendments No. 1 through 4, the “Schedule 13D”), with respect to Giant Interactive Group Inc. (the “Issuer”). Except as specifically amended and supplemented by this Amendment, the Schedule 13D remains in full force and effect. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented by adding the following:

On June 27, 2014, as contemplated by the Debt Commitment Letter, Parent and Merger Sub entered into a facility agreement (the “Facility Agreement”) with the financial institutions named therein. The Facility Agreement provides for a senior secured credit facility in the aggregate principal amount of US$850 million which, subject to the conditions set forth in the Facility Agreement, will be used for the purpose of financing the consideration for the Merger and fees and expenses incurred in connection with the Merger.

On July 1, 2014, CDH LP and Hony LP each entered into an equity commitment letter with Holdco which replaced the CDH Equity Commitment Letter and the Amended Equity Commitment Letter previously provided by Hony LP in their entirety. Under the terms and subject to the conditions of these equity commitment letters, CDH LP will provide US$200 million of equity financing and Hony LP will provide US$375 million of equity financing to Holdco to consummate the Merger. The aggregate amount of equity financing committed to Holdco by Baring LP, Hony LP and CDH LP remains US$808.4 million.

The information disclosed in this Item 3 does not purport to be complete and is qualified in its entirety by reference to the Facility Agreement and the equity commitment letters of CDH LP and Hony LP, copies of which are filed as Exhibit 7.29 through Exhibit 7.31, respectively, and which are incorporated herein by reference in their entirety.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented by adding the following:

On July 1, 2014, (i) Mr. Shi, Vogel, Union Sky, Baring (12), Hony SPV, CDH SPV, Holdco, Parent and Merger Sub entered into a second amended and restated interim investors agreement (the “Second Amended and Restated Interim Investors Agreement”) which amended and restated the Amended and Restated Interim Investors Agreement in its entirety, (ii) CDH LP and Hony LP executed and delivered limited guarantees in favor of the Issuer which replaced the CDH Limited Guarantee and the Amended Limited Guarantee previously provided by Hony LP in their entirety, and (iii) Holdco, CDH Wealth Management, CDH LP, CDH SPV, Baring LP, Hony LP and Union Sky entered into a post-closing equity commitment agreement (the “Post-Closing Equity Commitment Agreement”), which, among others things, terminated the Amended and Restated Equity Commitment Agreement.

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Second Amended and Restated Interim Investors Agreement, the limited guarantees of CDH LP and Hony LP and the Post-Closing Equity Commitment Agreement, copies of which are filed as Exhibit 7.32 through Exhibit 7.35, respectively, and which are incorporated herein by reference in their entirety.

Item 3 of this Amendment is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented by adding the following:

Items 3, 4 and 7 of this Amendment are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 7.29	Facility Agreement, dated June 27, 2014, between Parent, Merger Sub and the other parties named therein.

Exhibit 7.30	Equity Commitment Letter by and between CDH LP and Holdco, dated July 1, 2014.

Exhibit 7.31	Equity Commitment Letter by and between Hony LP and Holdco, dated July 1, 2014.

Exhibit 7.32	Second Amended and Restated Interim Investors Agreement by and among Mr. Shi, Vogel, Union Sky, Baring (12), Hony SPV, CDH SPV, Holdco, Parent and Merger Sub, dated July 1, 2014.

Exhibit 7.33	Limited Guarantee by CDH LP in favor of the Issuer, dated July 1, 2014.

Exhibit 7.34	Limited Guarantee by Hony LP in favor of the Issuer, dated July 1, 2014.

Exhibit 7.35	Post-Closing Equity Commitment Agreement by and among Holdco, CDH Wealth Management, CDH LP, CDH SPV, Baring LP, Hony LP and Union Sky, dated July 1, 2014.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2014

Baring Private Equity Asia V Holding (12) Limited

By:	/s/ Mark Beckett
Name:	Mark Beckett
Title:	Director

The Baring Asia Private Equity Fund V, L.P.

By:	Baring Private Equity Asia GP V, L.P.
acting as its general partner

By:	Baring Private Equity Asia GP V Limited
acting as its general partner

By:	/s/ Christian Wang Yuen
Name:	Christian Wang Yuen
Title:	Director

By:	/s/ Ramesh Awatarsing
Name:	Ramesh Awatarsing
Title:	Director

The Baring Asia Private Equity Fund V Co-Investment L.P.

By:	Baring Private Equity Asia GP V, L.P.
acting as its general partner

By:	Baring Private Equity Asia GP V Limited
acting as its general partner

By:	/s/ Christian Wang Yuen
Name:	Christian Wang Yuen
Title:	Director

By:	/s/ Ramesh Awatarsing
Name:	Ramesh Awatarsing
Title:	Director

Baring Private Equity Asia GP V, L.P.

By:	Baring Private Equity Asia GP V Limited
acting as its general partner

By:	/s/ Christian Wang Yuen
Name:	Christian Wang Yuen
Title:	Director

By:	/s/ Ramesh Awatarsing
Name:	Ramesh Awatarsing
Title:	Director

Baring Private Equity Asia GP V Limited

By:	/s/ Christian Wang Yuen
Name:	Christian Wang Yuen
Title:	Director

By:	/s/ Ramesh Awatarsing
Name:	Ramesh Awatarsing
Title:	Director

/s/ Jean Eric Salata
Jean Eric Salata